SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC.
(Name of Subject Company)(Name of Subject Company)

CB BANCSHARES, INC.
(Name of Person(s) Filing Statement)(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

124785106
(CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES, INC.:    CB BANCSHARES BOARD OF DIRECTORS REJECTS CPF'S REVISED PROPOSAL

FOR IMMEDIATE RELEASE

Contact:  Wayne T. Miyao
  Senior Vice President, City Bank
  Corporate Communications
  Ph: (808) 535-2590
  Email: wmiyao@cb-hi.net
  Website: www.citybankhawaii.com

CB BANCSHARES BOARD OF DIRECTORS
REJECTS CPF'S REVISED HOSTILE TAKEOVER PROPOSAL

Recommends that Shareholders Vote Against Control Share Acquisitions Proposal
at the Special Meeting of Shareholders on May 28, 2003

HONOLULU, May 12, 2003 – CB Bancshares, Inc. (Nasdaq: CBBI), the holding company of City Bank, announced today that its Board of Directors, has unanimously rejected Central Pacific Financial Corp.'s (NYSE: CPF) ("CPF") revised hostile takeover proposal to acquire all of CB Bancshares outstanding shares of common stock for a combination of $24.50 in cash and 1.7606 shares of CPF common stock per share of CB Bancshares. Following CB Bancshares' 10 percent stock dividend, the proposal would be adjusted to $22.27 in cash and 1.6005 shares of CPF per share of CB Bancshares.

After careful consideration, including consultation with independent financial and legal advisors, the Board concluded that the revised hostile takeover proposal remains inadequate from a financial point of view and not in the best interest of CB Bancshares. Furthermore, the CB Bancshares Board unanimously recommends that shareholders vote against the control share acquisitions proposal at the Special Meeting of Shareholders scheduled for May 28, 2003.

Mr. Lionel Y. Tokioka, CB Bancshares Chairman of the Board said, "Central Pacific's revised proposal – which only slightly modifies the mix of cash and stock – continues to undervalue CB Bancshares and does nothing to address our concerns about the adverse effects the combination of these two banks would have on the people, communities and economy of Hawaii. We believe that Central Pacific's revised proposal is just shibai to try to postpone the date of the CB Bancshares Special Shareholders Meeting. Our shareholders should not be manipulated by Mr. Arnoldus' repeated, self-serving efforts."

CB Bancshares has set May 28th for its Special Meeting of Shareholders for the purpose of voting on CPF's proposed control share acquisition. This date is consistent with the requirements of the Hawaii Control Share Acquisitions statute and was set with the prior agreement of Clinton L. Arnoldus, CPF's Chairman, President and Chief Executive Officer.

Regarding the May 28th meeting date, Mr. Tokioka said, "CB Bancshares shareholders will have all the information they need to make an informed decision on May 28th, a full six weeks after Mr. Arnoldus publicly announced CPF's proposal."

CB Bancshares noted that it has filed with the Securities and Exchange Commission a notice of meeting and preliminary proxy materials and expects to furnish shareholders with these materials shortly.

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Following is a letter sent today from Mr. Tokioka to the CPF Board of Directors:

VIA HAND DELIVERY

May 12, 2003

Clinton L. Arnoldus
Chairman, President and
    Chief Executive Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

Dear Chairman Arnoldus and Directors of Central Pacific Financial Corp.:

The Board of Directors of CB Bancshares, Inc. has unanimously rejected your revised merger proposal set forth in your letter dated May 9, 2003. Please also be advised that the "control share acquisition" contemplated by your proposed exchange offer, as set forth in Amendment No. 2 to your registration statement on Form S-4 filed on May 9, 2003, will be considered by our shareholders at the special meeting you previously requested, which was scheduled by our Board of Directors for May 28, 2003 in accordance with the Hawaii Control Share Acquisitions statute and with your prior agreement.

We have taken note of the extreme contortions you have put yourself through to try to present your revised proposal as a "new offer" in order to assert that the May 28 shareholders meeting is moot. We are sure that you recognize that your so-called "new offer" is nothing more than a slight revision to the terms of your April 15, 2003 merger proposal. The notion that the Hawaii Control Share Acquisitions statute would permit you to cause CB Bancshares to call and cancel special shareholders meetings at your whim simply through an amendment of the terms of your original offer is ludicrous. Under your self-serving interpretation of the law, CB Bancshares would be required to call new shareholders meetings every time that Central Pacific makes a modification to its proposal because it is uncertain about the outcome of the vote relating to its takeover effort. The purpose of the Control Share Acquisitions statute is not to provide a means for usurping the corporate process of CB Bancshares or wasting our resources.

A review of your past conduct with regard to adjustments to your offer demonstrates that your latest tactic is merely a futile attempt to manipulate the statutory voting mechanism:

•	Subsequent to delivery of your demand under the Control Share Acquisitions statute and prior to May 9, 2003 you modified the terms of your exchange offer on one occasion, and reflected this modification in an amendment to your S-4 registration statement. Interestingly, in that instance, you saw no need to announce the "rescission, revocation and withdrawal" of your original proposal, or to deliver a new information statement.
•	Despite your insistence that your original exchange offer has been "withdrawn," (1) you have not terminated your S-4 registration statement filed with the Securities and Exchange Commission in connection with your "old offer," but rather, to the contrary, when you revised your proposal on May 9 you simply did the same thing you did in respect to your previous revision: you reflected that revision in an amendment to your original registration statement, (2) you have not announced an intent to terminate the registration statement you filed with the Hawaii State Commissioner of Securities or to file a new registration statement and obtain a new clearance from that office, and (3) you have not announced the withdrawal of your applications with the Acting Commissioner of the Division of Financial Institutions and the Federal Reserve Bank of San Francisco. Your actions prove the inconsistency of your position.

We therefore reject your artifice of "revoking" your original offer and demand for a meeting only to replace the original offer with a so-called "new offer" and demand for a "new meeting." On May 28, 2003, we will hold a special meeting and our shareholders will determine whether you should be permitted to vote any shares you acquire in your proposed exchange offer. We are confident that our shareholders will be able to absorb the

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revision to your proposal in plenty of time to make an informed decision. To the extent that you continue to believe that our shareholders need further information regarding your hostile bid in advance of the shareholder meeting, you should commence immediate distribution of your proxy solicitation material in the manner permitted by the Securities and Exchange Commission, instead of engaging in delaying tactics and maneuvering to advance your own position.

Sincerely,

/s/ Lionel Y. Tokioka
Chairman of the Board

Sandler O'Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares' special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement on Schedule 14A relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares filed a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available), CB Bancshares's proxy statement and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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